First Opportunity Fund, Inc.

Response to Sub-Item 77E – Legal Proceedings

On December 24, 2014, Mark Egan and Private Investment Management Fund, L.P. filed a lawsuit in the Circuit Court for the County of Baltimore, Maryland against First Opportunity Fund, Inc. (“FOFI”) and Boulder Growth & Income Fund, Inc. (“BIF”), Case No. 24-C-14-008132 OT.   In the complaint, plaintiffs bring causes of action for (1) Appraisal and Fair Value pursuant to Maryland Annotated Corporations and Associations Code Section 3-202(a)(1) and, in the alternative (2) Appraisal and Fair Value pursuant to Maryland Annotated Corporations and Associations Code Section 3-202(a)(4).  On February 2, 2015, FOFI and BIF filed a motion to dismiss the complaint on the grounds that the claims lack merit and plaintiffs are not entitled to the relief sought.  The motion to dismiss was fully briefed by all parties, and a hearing was set for April 22, 2015.  On or around April 9, 2015, plaintiffs filed an amended complaint to reflect that the merger between FOFI and BIF had been completed, but did not change any of the substantive allegations in the original complaint.  The parties stipulated that the briefing for the motion to dismiss would apply to the amended complaint, and oral argument was heard on April 22, 2015.  Following oral argument, the Court took the matter under submission.  The Court did not give an indication when it may rule.  FOFI denies that Plaintiffs’ claims have merit and intends to continue to vigorously defend the claims.